Exhibit 12.01

Google Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2011
Earnings:
Pre-tax income from continuing operations	$4,011	$5,674	$5,854	$8,381	$10,796	$2,392
Adjustments:
Fixed charges	27	56	108	109	103	30

Pre-tax income from continuing operations plus fixed charges	$4,038	$5,730	$5,962	$8,490	$10,899	2,422

Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$—	$1	$3	$1	$5	4
Estimated interest component included in rent expense (1)	27	55	105	108	98	26

Total fixed charges	$27	$56	$108	$109	$103	30

Ratio of earnings to fixed charges	150	103	55	78	106	80

(1)	The interest within rental expense is estimated to be approximately one-third of rental expense.